SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

May 6, 2003	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig to build new semi-tender in Southeast Asia

STAVANGER, Norway, April 2, 2004 – Smedvig has entered into an agreement with Keppel Shipyard in Singapore for the purpose of building a new semi-submersible self-erecting tender rig (semi-tender). Total capital expenditure for the new semi-tender is estimated at US$ 94 million, of which Smedvig’s share is approximately US$ 29 million.

The agreement with Keppel Shipyard is based on the principle that Keppel shall build and own the the semi-submersible hull, and Smedvig shall own the derrick equipment set. Smedvig shall for a period of ten years be responsible for marketing, management and operation of the unit. The agreement includes an option for Smedvig to purchase the semi-submersible hull during the ten-year period at a pre-agreed price.

The new semi-tender will be based on a similar but improved design and specification as Smedvig’s West Alliance. The new unit is targeted for deepwater drilling operations in combination with floating wellhead platforms such as TLPs and Spars in benign waters. The new rig is scheduled for delivery in the third quarter 2005.

Kjell E Jacobsen, CEO in Smedvig asa says: “This investment reinforces our position as the leading tender rig operator.”

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has two tender rigs under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures new platform drilling contract in the UK

STAVANGER, Norway, April 23, 2004 – Smedvig has been awarded a letter of intent by Shell UK Limited for platform drilling services and maintenance on 12 fixed installations on the UK continental shelf. The drilling assignment has a firm duration of four years with two renewal options of two years, respectively. The estimated value of the firm part of the contract is NOK 900 million. Commencement is scheduled for May with hand-over of operations on the installations in the period up to end of September this year.

The contract will employ approximately 200 people, which mainly will be recruited locally. The operations will be managed from a newly established office in Aberdeen and will include platform drilling on Brent A, B, C and D, Nelson, Auk, Cormorant Alpha, Dunlin, Eider, Fulmar, North Cormorant and Tern.

Smedvig has over 20 years experience from platform drilling on the UK continental shelf. The Company has held platform drilling contracts on different fields for several operators in the period between 1977 and 1998. Today, Smedvig employs approximately 800 people within platform drilling on the Norwegian continental shelf and holds contracts on eight installations.

Kjell E Jacobsen, CEO in Smedvig asa, says: “The contract with Shell strengthens our position within platform drilling in the North Sea and represents a re-entry into a market we have thorough knowledge of. We have more than 30 years experience in platform drilling and a highly skilled work force.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Kjell E Jacobsen, Chief Executive Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has two tender rigs under construction. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

1 Quarter 2004

MAIN EVENTS

•	Reduced operating profit due to mandatory five-year periodical surveys for several units
•	New contracts in Norway, U.K. and West Africa securing long-term employment for the drillship West Navigator
•	Two-years contract extension for the semi-submersible rig West Venture with Norsk Hydro
•	12 months extension of contract for T-2 (T-9) with Exxon in Malaysia
•	Agreement with Keppel FELS regarding construction of a new semi-tender
•	West Venture ran into by a supply vessel causing seven days off-hire

RESULTS

Consolidated revenues for the first quarter of 2004 amounted to NOK 667 million as compared to NOK 767 million for fourth quarter of 2003.

Operating profit for the quarter was NOK 61 million, NOK 89 million lower than the preceding quarter. The reduction was mainly due to mandatory five-year periodical surveys for several units as well as a demobilization fee for West Menang taken to income in the preceding quarter.

Net financial expenses for the quarter was NOK 44 million as compared to an income of NOK 4 million in the preceding quarter. The main reason for the increase in expenses was related to loss on currency forward contracts as opposed to gains on currency forward contracts in the preceding quarter.

Income before other items was NOK 17 million for the first quarter, NOK 137 million lower than for the preceding quarter.

Net income for the quarter was NOK 11 million as compared to NOK 262 million in the fourth quarter of 2003.

At the end of the quarter, the Company’s net interest bearing debt amounted to NOK 2,652 million as compared to NOK 2,560 million in the previous quarter. Cash and cash equivalents amounted to NOK 630 million as compared to NOK 993 million at the end of the fourth quarter 2003.

The accounts have been prepared in accordance with the Norwegian standard for interim financial reporting and generally accepted accounting principles consistent with the accounting principles described and applied by the Company in its Annual Report. With effect from the January 1, 2004, the Company has changed the classification of the effects from interest swap agreements that do not qualify for hedge accounting. The effects of such agreements are now recorded under other financial items whereas the effects previously were booked as adjustments to interest expenses. Figures for previous periods have been adjusted accordingly.

MOBILE UNITS

The utilization for the mobile units during the quarter was 74 percent down from 93 percent in the preceding quarter. As a consequence, operating profit was reduced from NOK 28 million to a loss of NOK 11 million. The drop in utilization was mainly due to the five-year periodical surveys for West Alpha and West Navigator.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field in Norway under a contract that in January was extended by two years to August 2006. On March 7, a supply vessel ran into the West Venture and caused two holes in one of the columns of the rig above the water line as well as minor damages to the column further down. The incident occurred when the supply vessel lost control when heading towards the rig. Following a short yard-stay for repair, West Venture resumed operations for Norsk Hydro on March 13.

The fourth-generation semi-submersible rig West Alpha performed operations for Statoil on the Heidrun and Kristin fields in the Norwegian Sea under a contract that extends to February 2005. Early March, the unit initiated a six-week yard-stay for a scheduled mandatory classification survey as well as extensive upgrade work. Furthermore, Smedvig increased its ownership interest in West Alpha from 52.4 percent to 53.4 percent.

The ultra-large jack-up West Epsilon continued drilling of production wells for BP on the Valhall field in the Norwegian sector of the North Sea. In January, the rig started on the new contract for BP that is expected to keep the unit employed until November 2004. BP has options for another 16 wells.

During the first months of the year the ultra-deepwater drillship West Navigator undertook a mandatory five-year survey in Algeciras, Spain. In early March, the drillship started the mobilization for a two-well assignment for Statoil in the Norwegian Sea, which is expected to keep the unit employed to mid May. West Navigator will thereafter move to U.K. waters to drill two wells for ChevronTexaco and Amerada Hess before going to West Africa for a 11-month contract with Woodside offshore Mauritania. In September 2005, the drillship is scheduled to return to Norway for a two-year deepwater contract with Shell. The current contract portfolio is expected to keep the unit continuously employed until September 2007.

TENDER RIGS

The economic utilization of the tender rigs was 87 percent down from 96 percent in the preceding quarter due to yard-stays for several units. As a consequence of reduced utilization as well as the fact that the fourth quarter 2003 operating profit included a demobilization fee of approximately NOK 35 million, the operating profit decreased from NOK 102 million in the preceding quarter to NOK 45 million in this quarter.

The tender barge T-2 continued operations for Exxon Mobil Exploration and Production Malaysia Inc. (EMEPMI) in Malaysia. In January, the contract with EMEPMI was extended by 12 months. The contract with EMEPMI will from May 2004 be continued by the newbuild T-9 that is expected to be completed by late April. T-9 will subsequent to delivery be transferred to

2 SMEDVIG 1 QUARTER 2004

the Varia Perdana fleet at the agreed sale price of US$ 70 million. After completing the current operation next month, T-2 will be scrapped.

The tender barges T-3, T-6 and Teknik Berkat continued their work for Petronas Carigali. Teknik Berkat was added to the Varia Perdana fleet in January. The agreed purchase price was US$ 25 million. Teknik Berkat had a 17-day yard-stay in the quarter for some upgrading work.

In the Gulf of Thailand, T-4 and T-7 continued their work for Unocal.

T-8 and the semi-tender West Menang both undertook mandatory five-year classification surveys during the first part of the quarter. The dry tow of the units to West Africa started in March. Estimated commencement of operations for Total in Congo for the two units is expected in May/June 2004.

The semi-tender West Alliance continued the deepwater work in Indonesia for Unocal while the West Pelaut in January resumed operations for Brunei Shell in Brunei following completion of a mandatory five-year periodical survey.

On April 2, 2004, Smedvig announced a co-operation agreement with Keppel FELS for the purpose of building a new semi-tender. Total capital expenditure is estimated at US$ 94 million, of which Smedvig’s share is approximately US$ 29 million. The agreement is based on the principle that Keppel FELS shall build and own the hull, while Smedvig shall own the derrick equipment set. For a period of ten years, Smedvig shall be responsible for marketing, managing, and operating the rig. Smedvig has an option to purchase the hull at a pre-agreed price at any time during the management period. The new unit is particularly well suited for deepwater drilling operations in combination with floating wellhead platforms. Delivery is scheduled for the third quarter of 2005. Smedvig has an option to build a further tender rig based on a similar co-operation arrangement.

WELL SERVICES

The operations for the well services division proceeded satisfactorily during the quarter. Operating profit was NOK 27 million as compared to NOK 22 million in the preceding quarter.

On the Statfjord and Veslefrikk fields, Smedvig performed drilling and maintenance activities for Statoil. In March, the contract was extended by two months throughout October 2004.

For BP, the Company continued drilling operations and maintenance work on the Ula and Valhall fields.

On the Gyda field, Smedvig continued the drilling operations and maintenance work for Talisman. In February, the contract with Talisman was extended until year-end 2004.

The division includes wireline operations where the activity level remained sound and in line with previous quarters.

PROSPECTS

Recent signs of growing activity, especially in Norway, for high quality mobile units in the shallow and intermediate water markets, suggest that the market conditions will further improve in 2004 and 2005. With respect to the international deep- and ultra-deepwater markets, the dayrates for the new contracts for the drillship West Navigator indicate that the market for advanced and efficient deepwater units is on an upward trend.

For tender rigs the activity in Southeast Asia is expected to be somewhat lower in 2004 than in 2003. Smedvig has been able to relocate two of its units to West Africa, which will commence operations on new contracts during the second quarter this year. The decline in activity in Southeast Asia is however expected to rebound in 2005 based on planned field developments of discovered oil and gas reserves. Nevertheless, the Company’s re-entry into the West African tender rig market will provide the business unit with a more diverse geographical presence supporting the objective of organic growth longer term. As a supplement to the tender-rig operations in the conventional water depths, the Board believes the market for tender rigs in deeper waters will increase in the years to come. In deeper waters, tender rigs can be used in combination with floating platforms such as TLPs and SPARs.

The Company has at present a backlog of drilling contracts averaging 20 months for the mobile units, 20 months for the tender rigs and a satisfactory portfolio of well service contracts. The current contract coverage and employment situation for the drilling units and other services is believed to strengthen the Company’s financial position further and create a basis for increased activity and enhanced performance. The Board of Directors considers the financial position of the Company to be sound.

Stavanger, April 21, 2004

The Board of Directors

of Smedvig asa

SMEDVIG 1 QUARTER 2004 3

Key figures

	1Q04	4Q03	3Q03	2Q03	1Q03	4Q02
Operating margin (%)	9	20	22	19	8	6
Equity ratio (%)	43	40	42	39	46	45
Return on equity (%) (annualized)	1	34	17	(61)	0	(101)
Return on total capital (%) (annualized)	3	8	10	8	3	3
Earnings per share (NOK)	0.14	3.45	1.69	(5.88)	0.03	(12.54)
Interest coverage ratio	1.65	12.71	9.9	(15.93)	1.31	(15.42)

Definitions

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses

4  SMEDVIG 1 QUARTER 2004

Income statements

Unaudited accounts in NOK mill	4Q03	1Q04	1Q03	2003
REVENUE
Revenues	767	667	705	3,037
Total revenues	767	667	705	3,037

OPERATING EXPENSES
Personnel expenses	(316)	(325)	(355)	(1,347)
Operating expenses	(204)	(189)	(206)	(799)
Depreciation	(97)	(92)	(85)	(361)
Total operating expenses	(617)	(606)	(646)	(2,507)

Operating profit	150	61	59	530

Interest income	4	3	4	15
Interest expense	(30)	(26)	(34)	(131)
Other financial items	30	(21)	(17)	78
Net financial items	4	(44)	(47)	(38)

Income before other items	154	17	12	492

Other items	174	0	0	(668)

Income before income taxes	328	17	12	(176)

Income taxes	(66)	(6)	(10)	88

Net income	262	11	2	(88)

Earnings per share	3.45	0.14	0.03	(0.71)
Diluted earnings per share	3.45	0.14	0.03	(0.71)

Balance sheets

Unaudited accounts in NOK million	31.03.04	31.12.03	31.03.03
LONG-TERM ASSETS
Deferred taxes	32	26	0
Mobile units and tender rigs	5,445	5,213	5,510
Other tangible assets	324	297	288
Financial fixed assets	192	193	259
Total long-term assets	5,993	5,729	6,057

CURRENT ASSETS
Receivables	768	883	986
Short-term investments	0	0	18
Cash and cash equivalents	630	993	591
Total current assets	1,398	1,876	1,595

Total assets	7,391	7,605	7,652

SHAREHOLDERS’ EQUITY
Paid-in capital	2,546	2,545	2,545
Retained earnings	619	517	1,013
Total shareholders’ equity	3,165	3,062	3,558

LIABILITIES
Provisions	200	172	269
Long-term interest bearing debt	3,082	3,353	2,896
Current liabilities	944	1,018	929
Total liabilities	4,226	4,543	4,094

Total shareholders’ equity and liabilities	7,391	7,605	7,652

6  SMEDVIG 1 QUARTER 2004

Statement of Cash flows

Unaudited accounts in NOK mill.	1Q04	2003	1Q03
Net income (net loss)	11	(88)	2
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and expenses for periodic overhauls	108	423	99
Change in working capital	(27)	(64)	18
Net cash flow provided by operating activities	92	271	119
Net cash flow used in investing activities	(194)	(472)	(97)
Net cash flow provided by (used in) financing activities	(266)	610	(37)
Effect of exchange rate changes on cash and cash equivalents	5	(14)	8
Net decrease in cash and cash equivalents	(363)	395	(7)
Cash and cash equivalents—beginning of year	993	598	598
Cash and cash equivalents—end of period	630	993	591

Equity reconciliation

Unaudited accounts in NOK mill.	31.03.04	31.12.03	31.03.03
Equity—beginning of year	3,062	3,379	3,379
Net income for the period	11	(88)	2
Treasury shares	6	(30)	(30)
Proposed dividend	0	(101)	0
Foreign currency adjustments	86	(98)	207
Equity—end of period	3,165	3,062	3,558

Consolidated accounts in accordance with US GAAP

THE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	3M04	2003	2M03
Consolidated net income in accordance with Norwegian GAAP	11	(88)	2
Minority interests	0	30	0
Adjustment for US GAAP:
Deferred taxes	0	(180)	(55)
Disposal of mobile unit	0	301	194
Other adjustments	0	1	0
Net income in accordance with US GAAP	11	64	141

THE EFFECT ON CONSOLIDATED SHAREHOLDERS’ EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	31.03.04	31.12.03	31.03.03
Consolidated shareholders’ equity in accordance with Norwegian GAAP	3,165	3,062	3,558
Minority interests	0	0	(19)
Adjustment for US GAAP:
Deferred taxes	(738)	(738)	(658)
Disposal of mobile unit	0	0	(107)
Dividends	101	101	81
Other adjustments	4	4	3
Shareholders’ equity in accordance with US GAAP	2,532	2,429	2,858

SMEDVIG 1 QUARTER 2004  7

Smedvig

SMEDVIG asa
Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88
Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.com, Hugin: www.huginonline.no/SME

Articles of Association for Smedvig asa

Adopted in Statutory General Meeting on September 14 1989, and later amended on May 10, June 14 and August 30 1990, May 6 1991, May 7 1992, April 21 and May 10 1994, March 24, April 30, June 18, August 14, August 28, September 6, November 7 1996, February 24, April 30, May 15, June 27, July 17, August 13, August 20, November 4, December 6 1997, May 29 1998, April 29 1999, June 14 1999, October 4 1999, March 17, April 26, June 26, August 17, October 17 2000, February 27, March 19, April 26 2001 and April 27 2004.

§ 1	The Company’s name shall be Smedvig asa. The Company shall be a public limited company.

§ 2	The Company’s business office is in Stavanger.

§ 3	The object of the Company is shipping, aviation, industry, hereunder oil drilling and production, trade, hereunder service activity in connection with oil drilling and production, hotel operation as well as acquisition and management of real estate. Furthermore it is the object of the Company to participate in other companies or enterprises of similar character, and to offer guarantees andor to put up its property as security for third party liability.

§ 4	The Company’s skare capital is NOK 822,840,040 divided into 54,3 14,004 Class A shares, each with a nominal value of NOK 10.00, for an aggregate amount of NOK 543,140,040, and 27,970,000 Class B shares, each with a nominal value of NOK 10.00, for an aggregate amount of NOK 279,700,000, all fully paid.

Each Class A share carries one vote in the Company’s general meetings. The Class B shares carry no voting rights in the Company’s general meetings. Except as aforesaid the shares are in every respect equal.

The Company’s Class A shares and Class B shares will be registered in the Norwegian Securities Registry.

In bonus issues, Class A shares shall carry the right to new Class A shares, and Class B shares carry the right to new Class B shares, except as otherwise decided by the general meeting.

§ 5	Transfer of shares is subject to approval by the Board of Directors.

§ 6	The Company’s Board shall consist of 3-5 members as decided by the General Meeting. Retiring age for Board members is 68 years with retirement in the first Ordinary General Meeting after having reached 68 years of age. The Company’s signature is drawn by the Chairman of the Board or Managing Director individually or by two board members jointly. The Board may grant power of procuration.

§ 7	The Ordinary General Meeting shall approve the following resolutions:

a.	Approval of Financial Statements and Directors’ report, including distribution of dividend.

b.	Election of Board Members and Chairman of the Board at expiry of their term of office.

c.	Election of Auditor as necessary.

d.	Any other matters that according to law or Articles of Association are referred to the General Meeting.

The Chairman of the Board shall preside at all General Meetings of the Company.

Shareholders who wish to participate in the General Meeting must report to the Company, stating the number of shares they represent, by the final date set forth in the Notice of the General Meeting.

The shares in Smedvig ASA will be traded ex dividend NOK 1,25 as from today, 28.04.2004 .

10 SMEDVIG 1 QUARTER 2004

Granting of share options

The Board of Smedvig asa has granted 595,000 options for Class B shares to the Company’s management. The options were granted on April 29, 2004 at 8 a.m. Norwegian time. 270,000 of these options are granted to primary insiders (attached details). The exercise period is May 1, 2006 to December 31, 2009. The options have a strike price of NOK 54.00 per share.

SMEDVIG 1 QUARTER 2004 11

Summary of primary insiders who were granted options on April 29, 2004 to purchase Smedvig asa Class B shares:

Name	No. of options granted	Options held after granting
Kjell E Jacobsen	70,000	350,000
Alf C Thorkildsen	50,000	220,000
Ståle Rød	50,000	180,000
Alf Ragnar Løvdal	35,000	90,000
Stein Diesen	35,000	80,000
Hilde Waaler	15,000	40,000
Jim Dåtland	15,000	40,000

	270,000

12 SMEDVIG 1 QUARTER 2004

Unofficial translation of the minutes from the AGM

General Meeting of Srnedvig asa

held in Stavanger on April 27,2004

The Annual General Meeting of Smedvig asa was held on April 27, 2004 at 5 p.m at the Clarion Hotel Stavanger, Ny Olavskleiv 8, 4008 Stavanger, Norway.

The General Meeting was opened by the Chairman of the Board, Peter T. Smedvig, who according to the Articles of Association shall preside the General Meeting. The record shows the following attending shareholders:

Shareholders representing 23,999,936 Class A shares (44.19%) were present, of which 22,877,560 shares were represented by power of attorney.

Shareholders representing 3,609,412 Class B shares (13.37%) were present, of which 3,334,268 shares were represented by power of attorney.

In all, shareholders representing 27,609,348 Class A- and B shares (33.96%) were present. The record of the attending shareholders under the Public Limited Companies Act § 5- 13 is attached to the Minutes, cf annex 1.

The agenda comprised:

1.    Election of person to co-sign the Minutes

Axel F. Østbø was elected to co-sign the Minutes together with the Chairman, who according to the Company’s Articles of Association is the Chairman of the Board.

2.    Approval of the notice and the agenda of the Annual General Meeting

The notice and the agenda were approved, and accordingly the Annual General Meeting was declared to constitute a quorum and competent to proceed to business.

3.    Approval of the accounts for the Smedvig Group and Smedvig asa

The shareholders approved the consolidated income statement and the balance sheet of the Smedvig Group for 2003 as well as the annual accounts and annual report of Smedvig asa for 2003 including covering of the year’s net loss and distribution of dividend.

The annual accounts for the Parent Company show a loss of NOK 291.149.272 that was resolved covered as follows:

To dividend (NOK 1.25 per share)	NOK 101.491.255
From other equity	NOK 392.640.527

4.    Approval of remuneration to Board members for 2003

The Shareholders resolved to pay NOK 200,000 in remuneration for year 2003 to each of the Directors of the Board, totaling NOK 800,000. The Chairman waived remuneration for 2003.

5.    Approval of the auditor’s fee for 2003

The Shareholders approved to pay NOK 350,000 in auditor’s fee for year 2003.

6.    Election of three Board members

The Shareholders resolved to re-elect Raymond De Smedt, Andrew C. Salvesen and .T. Larry Nichols as Directors of the Board.

The Board of Directors consists of the following:

Chairman of the Board: Peter T. Smedvig

Member of the Board: Siri B. Hatlen

Member of the Board: Raymond De Smedt

Member of the Board: Andrew C. Salvesen

Member of the Board: J. Larry Nichols

Peter T. Smedvig and Siri B. Hatlen were re-elected as Chairman of the Board and Director at the Annual General Meeting in year 2003.

7.    Authorization to the Board of Directors to continue incentive programs for employees

The Board of Directors has over the last years set up annual incentive programs for the executive management and key employees in the Smedvig Group. The incentive programs have been based on options to purchase Class B shares in the Company. The Board of Directors intends to continue with incentive programs for key employees and therefore proposes that the Board of Directors shall be authorized to issue additional Class B shares to cover options related to existing and future incentive programs. The Board will later decide who shall be granted such options, the distribution of the options and the terms thereof. The

Company’s obligations under the option agreements can be fulfilled by issuance of new Class B shares or by transfer of its own Class B shares.

The Board of Directors requests that the General Meeting adopted the following resolution:

i)	Pursuant to the Public Limited Companies Act § 10-14, the Board of Directors is authorized to increase the Company’s share capital with up to NOK 10,000,000 by issuance of up to 1,000,000 new shares each of par value NOK 10 by one or more increases in the share capital at a subscription price stipulated by the Board of Directors.

ii)	The authorization is valid until June 30,2005.

iii)	The employees of the company or companies within the same group may subscribe for the shares. The existing shareholders’ preferential rights to the new shares pursuant to the Public Limited Companies Act § 10-4 may be set aside.

iv)	The authorization comprises issuance of Class B shares only.

v)	The authorization shall not include an increase of share capital against non-cash contributions or by way of merger pursuant to the Public Limited Companies Act § 13-5.

vi)	The authorization may also be used in an acquisition or bidding situation, ref. the Norwegian Stock Exchange Act § 5-15 and the Norwegian Securities Trading Act § 4-17.

The authorization was approved by two-thirds of the represented share capital.

8.    Authorization to the Board of Directors to purchase own shares

The Board of Directors of Smedvig asa requests the Annual General Meeting to authorize the Board to repurchase of own shares. The Board is of the opinion that repurchase of shares could be of vital interest to the Company with, among other things, the intention of securing the financial flexibility and to obtain effective control of the company’s capital structure, as well as to fulfil the Company’s obligations under the employee option programs.

In accordance with the Board’s proposal the General Meeting resolved the following:

i)	Pursuant to the Public Limited Companies Act § 9-4, the Board of Directors is authorized to repurchase shares of aggregated par value up to NOK 82,280,000, by repurchasing up to 8,228,000 shares at par value NOK 10.00, equaling close to 10%

of the existing share capital, by one or more repurchases. The Board decides whether it will repurchase Class A shares and/or Class B shares.

ii)	The maximum amount to be paid per Class A share is NOK 150 and the minimum amount to be paid is NOK 1. The maximum amount to be paid per Class B share is NOK 150 and the minimum amount to be paid is NOK 1.

iii)	Repurchase and disposal of shares shall be carried out in a way that the Board of Directors finds appropriate, yet not by subscribing for new shares. The authorization may also be used after the Company has been informed that a mandatory offer will be made in accordance with the Norwegian Securities Trading Act § 4- 1 , ref. the Securities Trading Act § 4-17.

iv)	The authorization is valid until June 30,2005.

v)	If own shares are disposed of, the authority comprises repurchase of shares as a replacement for the shares disposed of, provided that the total nominal value of shares repurchased does not exceed 10 % of the existing share capital.

vi)	This authorization replaces the authorization to repurchase own shares given on April 29,2003.

The authorization was approved by two-thirds of the represented share capital.

9.    Authorization to cancel holding of Class A shares

In 2003, the Company repurchased 700,000 Class A shares and 300,000 Class B shares at average price of NOK 30.75 and NOK 26.40, respectively. The repurchase of Class B shares was executed in connection with the Company’s obligation under the employee incentive programs. With respect to the holding of own Class A shares, the Board’s recommendation to the General meeting is to cancel the Company’s holding of 700,000 Class A shares.

In accordance with the Board’s proposal the General Meeting resolved the following:

i)	The share capital is reduced by NOK 7,000,000 from NOK 829,840,040 to NOK 822,840,040 by redemption of 700,000 Class A shares owned by the Company each with par value NOK 10. The amount of reduction shall be used as redemption of the Company’s own Class A shares.

ii)	In accordance with the above, the Articles of Association’s § 4, first paragraph, is amended to read:

“The Company’s share capital is NOK 822,840.040 divided into 54,3 14,004 Class A shares, each with a nominal value of NOK 10 for an aggregate amount of NOK 543,140,040 and 27,970,000 Class B shares, each with a nominal value of NOK 10 for an aggregate amount of NOK 279,700,000, all fully paid.”

The amendment in the Articles of Association is effective from the date the reduction of the share capital enters into force.

The authorization was approved by two-thirds of the represented share capital.

All items were approved unanimous by the Shareholders, however, 27,309 Class A shares abstained from voting on item 3.

There were no were matters for discussion, the General Meeting was adjourned and the Chairman of the Board and Axel F. Østbø signed the Minutes.